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                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON DC 20549

                                AMENDMENT NO. 1

                                      To

                                SCHEDULE 13E-3

                        Rule 13e-3 Transaction Statement
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                   SOUTHERN JERSEY BANCORP OF DELAWARE, INC.
                (Name of the Issuer and Person Filing Statement)

                         COMMON STOCK, $1.67 PAR VALUE
                         (Title of Class of Securities)

                                      NONE
                     (CUSIP Number of Class of Securities)

     Clarence D. McCormick, Jr.                    Steven R. Block, P.C., Esq.
             President                                Block & Balestri, P.C.
Southern Jersey Bancorp of Delaware, Inc.      15851 Dallas Parkway, Suite 1020
  53 South Laurel, Bridgeton, NJ 08302                 Dallas, Texas 75248
          (609) 453-3002                                  (972) 788-2700

(Name, Address and Telephone Number of Person(s) Authorized to Receive Notices and Communications on Behalf of Person(s) Filing Statement)

                 This statement is filed in connection with (check the appropriate box):
                 a.      [ ]      The filing of solicitation materials or an
                                  information statement subject to Regulation
                                  14A, Regulation 14C or Rule 13e-3(c) under
                                  the Securities Exchange Act of 1934.
                 b.      [ ]      The filing of a registration statement under
                                  the Securities Act of 1933.
                 c.      [ ]      A tender offer.
                 d.      [X]      None of the above.

        Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

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ITEMS 1-17 OF SCHEDULE 13E-3

        The Board of Directors of Southern Jersey Bancorp of Delaware, Inc. (the "Company"), have resolved, as of January 22, 1998, to withdraw the
Schedule 13E-3 filed with the Securities and Exchange Commission on October 14, 1997. The Board determined that the proposed going private transaction the subject of the filed Schedule 13E-3 was premature because of the time required of senior management of the Company in working out the loan problems associated with a large indirect credit relationship that emerged in the third quarter of 1997.

                                   SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                        Dated: February 3, 1998
                                               ---------------------------------

                                        By: /s/ CLARENCE D. MCCORMICK
                                            ------------------------------------
                                                Clarence D. McCormick, Jr.
                                                President